UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                               ARM Holdings Plc.
                        ------------------------------
                                (Name of issuer)

                                 Ordinary Shares
                         ------------------------------
                         (Title of class of securities)

                                    04206810
                         ------------------------------
                                 (CUSIP number)

                                December 31, 2000
                         -------------------------------
             (Date of Event which requires filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               /_/ Rule 13d-1 (b)
                               /X/ Rule 13d-1 (c)
                               /_/ Rule 13d-1 (d)

----------------------- --------------------------- ----------------------------
CUSIP No. 04206810                  13G                 Page 2 of 11 Pages
----------------------- --------------------------- ----------------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /_/
                                                                        (b) /_/
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
BENEFICIALLY OWNED BY               2,455,227
EACH REPORTING               ------ --------------------------------------------
PERSON WITH                         SHARED VOTING POWER
                             6      53,540,655
                             ------ --------------------------------------------
                                    SOLE DISPOSITIVE POWER
                             7      2,455,227
                             ------ --------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      54,844,482
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         57,299,709*
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                     /_/
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.0%**
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------

_______________________

* Included in this figure are the securities reported by Deutsche Asset Management Group Limited and Deutsche Asset Management Limited on the following cover pages.

** Included in this percentage are the percentages of securities reported by Deutsche Asset Management Group Limited and Deutsche Asset Management Limited on the following cover pages.

----------------------- --------------------------- ----------------------------
CUSIP No. 04206810                  13G                 Page 3 of 11 Pages
----------------------- --------------------------- ----------------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Asset Management Group Limited (f/k/a Morgan Grenfell
         Asset Management Limited)
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /_/
                                                                        (b) /_/
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
BENEFICIALLY OWNED BY               0
EACH REPORTING               ------ --------------------------------------------
PERSON WITH                         SHARED VOTING POWER
                             6      47,669,771
                             ------ --------------------------------------------
                                    SOLE DISPOSITIVE POWER
                             7      0
                             ------ --------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      51,426,475
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         51,426,475*
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                     /_/
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.2%**
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, IA
-------- -----------------------------------------------------------------------

_______________________

* Included in this figure are the securities reported by Deutsche Asset Management Limited on the following cover page.

** Included in this percentage is the percentage of securities reported by Deutsche Asset Management Limited on the following cover page.

----------------------- --------------------------- ----------------------------
CUSIP No. 04206810                  13G                 Page 4 of 11 Pages
----------------------- --------------------------- ----------------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Asset Management Limited (f/k/a Morgan Grenfell
         Investment Management Limited)
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /_/
                                                                        (b) /_/
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         England and Wales
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
BENEFICIALLY OWNED BY               0
EACH REPORTING               ------ --------------------------------------------
PERSON WITH                         SHARED VOTING POWER
                             6      43,831,909
                             ------ --------------------------------------------
                                    SOLE DISPOSITIVE POWER
                             7      0
                             ------ --------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      46,564,982
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         46,564,982
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                     /_/
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         4.7%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, IA
-------- -----------------------------------------------------------------------

Item 1(a). Name of Issuer:

           ARM Holdings Plc. (the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

           The address of the Issuer's principal executive offices is 110 Fulbourn Road, Cambridge, CB1 9NJ, United Kingdom. This Schedule 13G/A is being filed pursuant to Rule 13d-2(b).

Item 2(a). Name of Person Filing:

           This statement is filed on behalf of Deutsche Bank AG ("DBAG"), Deutsche Asset Management Group Limited ("DeAMG") and Deutsche Asset Management Limited ("DeAML" and together with DBAG and DeAMG, the "Reporting Persons").

Item 2(b). Address of Principal Business Office or, if none, Residence:

           The principal place of business of DBAG is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

           The principal place of business of DeAMG is One Appold Street, London, EC2A 2UU, United Kingdom.

           The principal place of business of DeAML is One Appold Street, London, EC2A 2UU, United Kingdom.

Item 2(c). Citizenship:

           The citizenship of the Reporting Persons is set forth on the applicable cover page.

Item 2(d). Title of Class of Securities:

           The title of the securities is ordinary shares (the "Ordinary Shares"), which also includes securities held in the form of American Depository Receipts.

Item 2(e). CUSIP Number:

           The CUSIP number of the Ordinary Shares is set forth on each cover page.

Item 3.    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
           (c), check whether the person filing is a:

           (a) |_|  Broker or dealer registered under section 15 of the Act;

           (b) |_|  Bank as defined in section 3(a)(6) of the Act;

           (c) |_|  Insurance Company as defined in section 3(a)(19) of the Act;

           (d) |_|  Investment   Company  registered  under  section  8  of  the
                    Investment Company Act of 1940;

           (e) |_|  An  investment   adviser  in  accordance   with  Rule  13d-1
                    (b)(1)(ii)(E);

           (f) |_| An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

           (g) |_| A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

           (h) |_| A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

           (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

           (j) |_|  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

            If this statement is filed pursuant to Rule 13d-1 (c), check this box. |X|

Item 4. Ownership.

        (a)     Amount beneficially owned:

               Each of the Reporting Persons owns the amount of the Ordinary Shares as set forth on the applicable cover page.

        (b)     Percent of class:

               Each of the Reporting Persons owns the percentage of the Ordinary Shares as set forth on the applicable cover page.

        (c)     Number of shares as to which such person has:

                (i)     sole power to vote or to direct the vote:

                    Each of the Reporting  Persons has the sole power to vote or direct the vote of the Ordinary Shares as set forth on the applicable cover page.

                (ii)    shared power to vote or to direct the vote:

                    Each of the  Reporting  Persons has the shared power to vote or direct the vote of the Ordinary Shares as set forth on the applicable cover page.

               (iii)    sole power to dispose or to direct the disposition of:

                    Each of the Reporting  Persons has the sole power to dispose or direct the disposition of the Ordinary Shares as set forth on the applicable cover page.

                (iv)    shared  power to dispose  or to direct the  disposition
                    of:

                         Each of the  Reporting  Persons has the shared power to
                    dispose or direct the disposition of the Ordinary Shares as set forth on the applicable cover page.

Item 5.   Ownership of Five Percent or Less of a Class.

        Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Except for the Ordinary Shares over which DBAG has sole voting or disposition power, investment management clients of each of the Reporting Persons have the ultimate right to any dividends from Ordinary Shares and the proceeds from the sale of Ordinary Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          The following are subsidiaries of DBAG and/or DeAMG which acquired Ordinary Shares included in the figures on the cover pages: Morgan Grenfell & Co. Limited, Deutsche Asset Management Limited, Deutsche Asset Management (International) Limited, Deutsche Asset Management Investment Services Limited, Deutsche Asset Management Life & Pensions Ltd., Deutsche Investment Trust Managers Ltd., Nissay Deutsche Asset Management Limited, DWS Investment GmbH, Deutsche Vermogensbildungsgesellschaft mbH, DWS (Austria) Investmentgesellschaft mbH, DWS Investment Management SA Luxemburg, DB Gestion Sociedad Gestora de Instituciones de Inversion Colectiva, Sociedad Anonima, Deutsche Trust Bank Limited, Deutsche Asset Management Japan Ltd., Deutsche Bank International Ltd., Deutsche Securities Ltd., Deutsche Asset Management SGR SpA and Deutsche International Trust Corporation (C.I.) Limited.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2001



                               DEUTSCHE BANK AG



                               By:         /s/  Christoph Kirschhofer
                                   ---------------------------------------------
                                   Name:   Christoph Kirschhofer
                                   Title:  Director



                               By:         /s/  Hagen Repke
                                   ---------------------------------------------
                                   Name:   Hagen Repke
                                   Title:  Vice President

                                                                       EXHIBIT 1
                                                                       ---------



               Consent of Deutsche Asset Management Group Limited
               ---------------------------------------------------


          The undersigned agrees that the Schedule 13G/A executed by Deutsche Bank AG to which this statement is attached as an exhibit is filed on behalf of Deutsche Bank, AG, Deutsche Asset Management Group Limited and Deutsche Asset Management Limited pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  February 12, 2001



                          DEUTSCHE ASSET MANAGEMENT GROUP LIMITED



                          By:         /s/  William Slattery
                              ------------------------------------------------
                              Name:   William Slattery
                              Title:  Head of Business Risk

                                                                       Exhibit 2
                                                                       ---------


               Consent of Deutsche Asset Management Group Limited
               --------------------------------------------------


          The undersigned agrees that the Schedule 13G/A executed by Deutsche Bank AG to which this statement is attached as an exhibit is filed on behalf of Deutsche Bank, AG, Deutsche Asset Management Group Limited and Deutsche Asset Management Limited pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  February 12, 2001



                                        DEUTSCHE ASSET MANAGEMENT LIMITED



                                        By:         /s/  William Slattery
                                            -----------------------------------
                                            Name:   William Slattery
                                            Title:  Head of Business Risk